Mota Group, Inc.

60 South Market Street, Suite 1100

San Jose, CA 95113

December 05, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Justin Dobbie,

Legal Branch Chief

Mail Stop 3561

Re:	Mota Group, Inc.
Request for Withdrawal of Offering Statement on Form 1-A
File No. 024-10784

Ladies and Gentlemen:

Mota Group, Inc (the “Company”) hereby requests withdrawal of the Company’s Offering Statement (File No. 024-10784) on Form 1-A, originally filed with the Commission on December 28, 2017 (the “Offering Statement”), together with all exhibits thereto, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”) as the Company is negotiating a private deal. The Offering Statement has not been declared qualified. Since the Offering Statement was not declared qualified by the Commission, no shares of common stock or warrants as described in the Offering Statement were sold.

Accordingly, the Company requests that the Commission consent to this application on the grounds the withdrawal of the Offering Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

It is our understanding that this application for withdrawal of the Offering Statement will be deemed granted as of the date that it is filed with the Commission.

If you have any questions relating to this application for withdrawal, please contact (617)398-0408.

Sincerely,

MOTA GROUP, INC.

By:	/s/ Michael Faro
President